May 28, 2015

VIA EDGAR

Kevin R. Woody

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                        Hospitality Properties Trust (the “Company”)

Form 10-K for the fiscal year ended December 31, 2014 (the “Filing”)

Filed February 27, 2015

File No. 1-11527

Dear Mr. Woody:

We are in receipt of your letter dated May 14, 2015, regarding the above referenced Filing.  For your convenience, each of your original comments appears in bold text and is followed by our response.

Form 10-K for the fiscal year ended December 31, 2014

Non-GAAP Measures, page 87

1.            In arriving at Funds from operations, you start with Net income available for common shareholders. As a result, it appears Funds from operations is actually Funds from operations attributable to just common shareholders instead of all equity shareholders. In future periodic filings please designate that FFO is attributable to common shareholders. Additionally, apply this comment to Normalized FFO as well.

Company Response:

In future periodic filings, we will designate that FFO and Normalized FFO are attributable to common shareholders.

Financial Statements

6. Management Agreements and Leases, F-15

Mr. Kevin R. Woody

May 28, 2015

2.            We note the Morgan agreement expires in 2103 and that you recognize rents on a cash basis due to uncertainty with future rent collection. Please describe if there have been any significant changes or updates related to the future collection of rent under the Morgan lease. Additionally, tell us how your testing of impairment related to the Clift Hotel was adjusted related to rent collectability issues with the lessee.

Company Response:

In 2004, a subsidiary of Morgans Hotel Group, or the Morgans Subsidiary, entered into a 99 year lease for the Clift Hotel located in San Francisco, CA.   We acquired the Clift Hotel in December 2012.  As of the acquisition date, the lease provided for annual base rent to us of $6.0 million.  The annual base rent due to us was scheduled to increase in October 2014 based on changes in the CPI, as defined, with a minimum increase of 20% of the current rent amount and a maximum increase of 40%.  On each fifth anniversary thereafter during the lease term, the base rent due to us will increase further based on changes in the CPI, as defined, with minimum increases of 10% and maximum increases of 20%.

When performing our analysis to determine the appropriate accounting treatment of this acquired lease, we determined that the lease did not meet the collectability criteria under ASC 840-10-25-42(a) and classified it as an operating lease. When we acquired the hotel in 2012, the operations of the hotel were not generating sufficient cash flow to cover the rent payments required under the lease and the Morgans Subsidiary had no assets or other resources available to fund its cash flow deficit.  Although Morgans Hotel Group had on occasion funded cash shortfalls sustained by the Morgans Subsidiary in order to enable it to make lease payments, it had no legal obligation under the terms of the lease to do so in the future.  We also considered the impact that the scheduled 20% to 40% rent increase in 2014 would have on the Morgans Subsidiary’s ability to meet its future payment obligations under the lease.  For the above reasons, we concluded that the collectability of future rent payment under the lease was not reasonably assured.

Although operating results of the Clift Hotel have improved since we acquired the hotel, historical cash flows before capital expenditures and management fees have not been sufficient to cover the current annual base rent amount.  In addition, we believe that the hotel will require a major renovation in the next few years (last renovated in 2001) at an estimated cost of $30 million to $35 million.  If these renovations occur, the cost of this renovation is an obligation of the Morgans Subsidiary under the terms of the lease agreement. For the above reasons, we believe that the collectability of future rent payments under the lease continue to not be reasonably assured.

Mr. Kevin R. Woody

May 28, 2015

We regularly evaluate whether events or changes in circumstances have occurred that could indicate impairment in the value of our real estate properties.  If there is an indication that the carrying value of a property is not recoverable, we estimate the future undiscounted cash flows of the property to determine if we should recognize an impairment loss.  In performing our analysis for the Clift Hotel, we have not based our estimate of the future undiscounted cash flows of the hotel on the contractual rent payments required under our lease with the Morgans Subsidiary.  Instead, we have estimated the future undiscounted cash flows of the hotel using a rent amount we believe a market participant would pay to lease the hotel.  We considered the historical and projected operating performance of the hotel and the return expectations of market participants in developing our estimate of a market rent. Based on our analysis, we determined no impairment loss should be recognized for this property.

In connection with our responses above, we acknowledge that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  If you have any questions, please contact me at 617-796-8327.

Sincerely,

Hospitality Properties Trust

By:	/s/ Mark L. Kleifges
Mark L. Kleifges
Treasurer and Chief Financial Officer